

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 1, 2009

<u>Via Mail and Fax</u>

Matt Maddox
Chief Financial Officer and Treasurer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

RE: Wynn Resorts, Limited
Form 10-K for the Year Ended December 31, 2008
File Number: 000-50028

Dear Mr. Maddox:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis, page 36
Operating Measures, page 39

1. For Wynn Macau, please explain to us and disclose the reason that table games win percentage is calculated on differing bases for VIP casino and general casino. In connection with this, explain to us and disclose the relative significance of the difference in the resultant win percentage rates between the two methods. For example, the VIP Macau expected win percentage based on turnover is 2.7 to 3.0 whereas the expected win percentage for general casino based on drop is 18 to 20.

Financial Results for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007, page 39
Revenues, page 39

2. Please explain to us and disclose the reason for the difference in the table games expected win percentage for general casino between the U.S. of 21% to 24% and Macau of 18% to 20%.

3. Please explain to us and disclose the factors that caused the table games win percentage at Wynn Las Vegas, including Encore at Wynn Las Vegas, to decline to 15.3% in the fourth quarter of 2008 from 23.5% in the fourth quarter of 2007.

Departmental, Administrative and Other Expenses, page 41

4. For 2008 compared to 2007, please explain to us and disclose why (i) operating costs and expenses of casino as a percent of the related gross revenue increased, (ii) the amount of expenses for rooms decreased when it appears that the total number of rooms for your locations increased, and (iii) the cost of food and beverage decreased when the related gross revenue increased.

Depreciation and Amortization, page 41

5. Please explain to us whether you have revised the estimated lives of the certain hotel room furniture, fixtures and equipment at Wynn Las Vegas that were shortened due to planned room renovations for which such renovations have been postponed. If revised, tell us the effect of such revision on depreciation and amortization expense and, to the extent material, disclose such effect in your next Form 10-Q. If the estimated lives were not revised, explain to us the basis for not doing so.

Liquidity and Capital Resources, page 47
Cash Flow from Operations, page 47

6. Please disclose in terms of cash the reasons and associated underlying drivers contributing to material variances in cash flows from operations. Note that references solely to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with your intended disclosure.

Financing Activities, page 48
Wynn Las Vegas and Encore at Wynn Las Vegas, page 49

7. We note from your disclosure in note 7 of the notes to the consolidated financial statements that you are required to make mandatory repayments of indebtedness under the Wynn Las Vegas Credit Facilities from specified percentages of excess cash flow. To aid investors' understanding of demands on your liquidity and capital resources, please discuss in more detail the basis upon which such payments may be made. Also, give an indication as to the amount or range of amounts of prepayments that you expect will be required in the next annual period based on your current expectation of future cash flows, or indicate that such amount is not reasonably estimable. To the extent that amounts are estimable, reflect such in the table for "Contractual Obligation and Commitments."

Critical Accounting Policies and Estimates, page 52

8. The disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. In particular, your disclosure here should expand upon the highly subjective assumptions used in estimating the fair value of stock options in determining the amount of share based compensation, the changes in which could materially affect the estimated fair value, as indicated in note 15 to the notes to the financial statements, the basis for the reasonableness of the amount of the allowance for doubtful accounts for accounts receivable in view of the current economic conditions you cite, and the factors that affect amounts reported in the financial statements in regard to your interest rate swaps, particularly those involved in determining the fair value of such. For example, with respect to the "expected stock price volatility" assumption used in estimating fair value, we note that the market price of your common stock has significantly varied from approximately a

high of $176 and a low of $28 in the last two fiscal years from market information furnished in Item 5 (page 33). In this regard, your disclosure may describe the reasons on how this material assumption is subject to change and may analyze the specific sensitivity to change for this critical assumption based on other outcomes (e.g. a 10% change in volatility assumption factor) in your estimated fair value. Please revise your disclosure as appropriate.

Consolidated Statements of Income, page 65

9. Reference is made to "Equity in income from unconsolidated affiliates," a line item within operating income. In the note 2 (page 68), you disclose that this item relates to your 50% owned ventures operating the Ferrari and Maserti automobile dealership and the Brioni mens' retail clothing store. There is a presumption in Rule 5-03(b)(13) that this item is presented after pre-tax net income and minority interest. However, their may be circumstances where this item may be presented in a different position. For example, if the equity method investment is in a venture related to one's ongoing major or central operating activities, a different position can be justified in this manner. As we do not believe that these unconsolidated affiliated investments are similar to your ongoing major or central activities in operating casino hotel resort properties, the amount of equity income (loss) of these unconsolidated affiliates do not appear appropriately classified within operating income. However, we would not object to the classification and presentation of this item within "Other income (expense)" on your Consolidated Statements of Income. Please advise and revise accordingly.

Notes to Consolidated Financial Statements, page 68
Note 2. Summary of Significant Accounting Policies, page 68

10. Reference is made to your consolidated balance sheet where the amount of "Customer deposits and other liabilities" is a material amount of your total current liabilities. As such, please expand your notes to disclose the nature, amount and related accounting policy for each material component included in this balance sheet caption. In this regard, we also suggest a table that discloses the material items and other items that reconcile to the amount on your consolidated balance sheet, with at least separate disclosure of all items in excess of 5 percent of total current liabilities as required by Rule 5-02(20) of Regulation S-X. Please revise accordingly.

11. In the Significant Judgmental Accrual section of your Critical Accounting Policies and Estimates (page 55), we note that the customer loyalty program accrual is an estimate that requires significant assumptions and judgment. However, we note no accounting policy in the notes to the financial statements that addresses this accrual. Please tell us and expand your notes to discuss the nature of these programs and how you account for points when earned in these loyalty programs that are ultimately redeemable for cash rebates, complimentary services and/or credit for further play. Your accounting policy should describe your material assumptions and how you

determine the adequacy of your estimates in this accrual at each balance sheet date. Please revise accordingly.

12. If your slot machines contain base jackpots that increase at a progressive rate based on the number of plays, please tell us and disclose an accounting policy for this accrued liability. Please refer to paragraphs 2.09-2.10 of the AICPA Audit and Accounting Guide for Casinos and revise accordingly.

13. We note that you are subject to gaming taxes as a percentage of gross gaming revenues. Please tell us and disclose the amounts of gaming (and other taxes), the accounting policy in presenting these taxes and where in the respective consolidated financial statements you classify these amounts. Please refer to the guidance in EITF Issue No. 06-03 and revise accordingly.

Recently Issued Accounting Standards, page 73

14. Pursuant to paragraph 36.a of FAS 157, as amended by paragraph 11 of FSP FAS 157-2, delayed application of FAS 157 to fiscal years beginning after November 15, 2008 is permitted for nonfinancial assets and nonfinancial liabilities, "except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually)." You disclose that this FSP defers the effective date of FAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the entity's financial statements on a recurring basis. Please represent to us and clarify your disclosure in your next Form 10-Q to the extent necessary that you have applied FAS 157 to all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis existing during your fiscal 2008. If this is not the case, please identify and quantify, based on amounts at which reported on December 31, 2008, for us the recurring nonfinancial assets and nonfinancial liabilities for which you have not applied FAS 157, and give us your reasoning why you did not apply FAS 157 to these items. Additionally, in your next Form 10-Q and thereafter until FAS 157 has been applied to all assets and liabilities within its scope, disclose each major category of assets and liabilities that are recognized or disclosed at fair value for which, in accordance with the FSP, you have not applied the provisions of FAS 157. Provide us with a copy of your intended disclosures.

Note 15. Benefit Plans, page 88
Stock Options, page 88

15. Please represent to us whether it is true that the aggregate intrinsic value is the same for options outstanding and exercisable as shown in the table for the summary of option activity presented on page 89 despite that the number options attributed to each significantly differ. If true, explain to us the basis for the aggregate intrinsic value amount for each.

16. Please disclose information in regard to options expected to vest and fully vested options (to the extent different from options exercisable) pursuant to paragraph A240d of FAS 123R.

Note 17. Income Taxes, page 91

17. Please explain to us and disclose the basis for the valuation allowance against U.S. deferred income tax assets and the amount thereof.

18. Please explain to us and disclose the basis for the amount of the foreign tax credits utilized. That is, tell us and disclose the type and amount of foreign taxes incurred that are eligible for credit against U.S. income taxes.

19. Please explain to us and disclose the amount of Macau earnings repatriated and the reason why such were repatriated in 2008, especially in view that such had been previously considered to be permanently reinvested.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
 • the company is responsible for the adequacy and accuracy of the disclosures in the filings;
 • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
 • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief